March 3, 2023
Kenvue Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-269115
Dear Ms. Adams and Ms. Yale:
Kenvue Inc. (formerly known as JNTL, Inc.) (the “Company”) has filed today with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”).
This letter and the Amended Registration Statement set forth the Company’s responses to the comments of the Staff contained in your letter dated February 17, 2023 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the SEC on February 3, 2023 (the “Registration Statement”).
Registration Statement on Form S-1
The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Amended Registration Statement. All references to page numbers in these responses are to pages of the Amended Registration Statement.
Non-GAAP Information, page 109
1.    We note the addition of the adjustments for VAT legal resolution, gains on divestments and gains on previously held equity investment in Dr. Ci:Labo in arriving at Adjusted EBITDA and Adjusted net income. Please explain the reason for the addition of these adjustments. In addition, explain the nature of the VAT legal resolution and reconcile the amounts for the gains on divestments presented herein with the disclosure on page F-59 that during fiscal year 2021, 2020, and 2019, in separate transactions, you divested several brands and facilities and recognized a pre-tax gain of $29 million, $51 million, and $46 million, respectively.
Response: The Company acknowledges the updated Non-GAAP Compliance and Disclosure Interpretations (C&DI) issued on May 17, 2016 and December 13, 2022, as well as Rule 100(b) of Regulation G. The Company respectfully advises the Staff that it has considered the prescribed guidance and the Staff’s overall perspective regarding non-GAAP measures, and the Company believes that the selected items that it excludes from non-GAAP measures do not cause those measures to be misleading. In connection with its separation from Johnson & Johnson, the Company has developed its standalone non-GAAP policy, which considers lower materiality thresholds than Johnson & Johnson to identify non-GAAP items that are not reflective of core operating results.

The Company uses non-GAAP financial measures on an internal basis, period-over-period, to evaluate its operating performance, to analyze trends within its business, to assess its performance relative to its competitors and to establish operational goals and forecasts that are used in allocating resources. Therefore, the Company considers these measures useful to external stakeholders as these measures align with how the Company monitors its performance. The Company’s internal policy first applies a quantitative threshold followed by a qualitative assessment to certain non-recurring items, including litigation expenses and settlements (e.g., VAT legal resolution), gains and losses on divestments and acquisition-related gains (e.g., Dr. Ci:Labo) and losses, to determine whether it is appropriate to potentially exclude such items from the Company’s non-GAAP measures.
The three incremental adjustments (VAT legal resolution, Gains on divestments and Gain on previously held equity investment in Dr. Ci:Labo) qualify under the Company’s internal policy as they reflect gains that are one-time in nature and not considered normal and recurring operating items. Therefore, they have been excluded in arriving at Adjusted EBITDA and Adjusted Net Income in an effort to be consistent with how the Company will evaluate non-GAAP adjustments on a prospective basis.
With respect to the VAT legal resolution, during fiscal year 2021, as a result of a ruling by the Supreme Federal Court of Brazil related to the methodology to calculate Brazilian Federal Social Contributions on Gross Revenues, the Company was entitled to certain one-time tax credits for VAT paid in prior years, which were recognized in fiscal year 2021. Given the distinctive and substantial nature of these credits, the Company believes it is meaningful to exclude the amount that is not reflective of core operating performance. The Company has revised its disclosure on pages 109-110 to address the Staff’s comments by clarifying the nature of this adjustment.
The gains on divestments amounts for fiscal years 2020 and 2021 are disclosed on pages F-28-29. The Company has revised its disclosure on page 109 to address the Staff’s comments by clarifying the nature of these adjustments.
In fiscal year 2019, the effects of the change in the fair value of contingent consideration related to a fiscal year 2018 divestiture were included as an adjustment to the applicable GAAP measures. There has been no other contingent consideration outstanding throughout the financial statement periods presented.
Certain Relationships and Related Party Transactions, page 213
2.    We acknowledge your response to prior comment 4, but continue to note disclosures in your document regarding the recognition of the Johnson's and Johnson & Johnson brand names as well as the nature of these documents as currently proposed related party transactions under Item 404 of Regulation S-K. Accordingly, please revise your descriptions of these related party agreements so that investors have a better understanding of the amounts expected to be involved with each transitional agreement and the duration of each agreement. Where the term of the agreement varies by product, such as in the Transition Services Agreement and the Transition

Manufacturing Agreement, provide an explanation of which material products or product types are expected to be covered by the agreements for a longer duration. In this regard, for example, we note your revised disclosure on page 224 that you expect the term for most services to terminate within 24 months, but that some other services will be provided for up to 60 months.
Response: The Company has revised its disclosure on pages 219-223 and 225 to address the Staff’s comments.
* * *

Should you have any questions or comments concerning the Amended Registration Statement or this response letter, please contact Michael E. Mariani at 212-474-1007.

Sincerely,

/s/ Michael E. Mariani
Michael E. Mariani

Abby Adams
Dorrie Yale
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

VIA EDGAR

Copy to:

Thibaut Mongon
Kenvue Inc.
199 Grandview Road
Skillman, NJ 08558

VIA E-MAIL
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